

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2013

<u>Via E-mail</u>
Mark W. Westphal
Chief Financial Officer
Michael Foods Group, Inc.
301 Carlson Parkway
Suite 400
Minnetonka, Minnesota 55305

      Re: **Michael Foods Group, Inc.**
               Form 10-K for the Fiscal Year Ended December 29, 2012
               Filed March 22, 2013, as amended November 5, 2013
               File No. 333-173400

Dear Mr. Westphal:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Justin Dobbie

                        Justin Dobbie
                        Legal Branch Chief